UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                 Goodrich Petroleum Corporation
                        (Name of Issuer)

            Common Stock, Par Value $0.20 Per Share
                 (Title of Class of Securities)

                          703347 20 3
                         (CUSIP Number)

                         Mark R. Riley
                    333 Clay Ave, Ste. 4515
                      Houston, Texas 77002
                        (713) 651-3999
 (Name, Address and Telephone Number of Person Authorized to Receive
                  Notices and Communications)

                         July 31, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Scheduled 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Persons

       B.A.R.D. Industries, Inc.
       73-1105544

2)     Check the Appropriate Box if a Member of a Group

                                                (a) [ ]

                                                (b) [ ]

3)     SEC Use Only__________________________

4)     Source of Funds

       Inapplicable

5) Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
                                                    [ ]

6)     Citizenship or Place of Organization: Harris County,
       Texas, US

Number of          (7)  Sole Voting Power: 0
Shares Bene-
ficially           (8)  Shared Voting Power: 0
Owned by
Each Report-       (9)  Sole Dispositive Power: 0
ing Person With
                   (10) Shared Dispositive Power: 0

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       0

12)    Check box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                    [ ]

13)    Percent of Class Represented by Amount in Row 11: 0%

14)    Type of Reporting Person: CO

Item 1.   Security and Issuer

     This statement relates to the Common Stock, par value $0.20 per share (the "Common Stock") of Goodrich Petroleum Corporation ("Issuer"), a Delaware corporation, whose principal offices are located at 5847 San Felipe, Suite 700, Houston, Texas 77057.

Item 2.   Identity and Background

     This statement is being filed by B.A.R.D. Industries, Inc., an Oklahoma corporation ("BARD") which no longer claims any interest in the shares of Common Stock described herein.

Item 3.   Source and Amount of Funds or Other Considerations

     Inapplicable.

Item 4.   Purpose of Transaction

     Inapplicable.

Item 5.   Interest in Securities of the Issuer

     BARD currently holds an economic interest in 1,243,096 shares of the Issuer and may have an interest in 283,942 additional shares held in trust. BARD does not have dispositive or voting control over either of these groups of shares. BARD ceased to be the beneficial owner of more than five percent of the Common Stock on July 31, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Inapplicable.

Item 7.   Material To Be Filed As Exhibit

     None

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 31, 1996          B.A.R.D. INDUSTRIES, INC.

                              Robert Alpert
                              President
